UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                         ______________________

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 13)*

                               Cache, Inc.
                             (Name of Issuer)

                   Common Stock, par value $.01 per share
                      (Title of Class of Securities)

                               127150-30-8
                              (CUSIP Number)

       Andrew M. Saul, c/o Cache, Inc., 1460 Broadway, New York, N.Y. 10036
                         Telephone (212) 575-3200
                 (Name, address and telephone number of person
                authorized to receive notices and communications)

                            November 28, 1995
           (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                             PAGE 1 OF 22 PAGES

CUSIP No.  127150-30-8
______________________________________________________________________________
     (1)  NAME OF REPORTING PERSON:  Andrew M. Saul
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
______________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
______________________________________________________________________________
     (3)  SEC USE ONLY

______________________________________________________________________________
     (4)  SOURCE OF FUNDS**:  PF

______________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
______________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

______________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER: 2,585,158

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 306,060

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: 2,585,158

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 306,060
______________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 2,891,218

______________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
______________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 31.8%
______________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **:  IN

______________________________________________________________________________
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                            PAGE 2 OF 22 PAGES

CUSIP No.  127150-30-8
______________________________________________________________________________
     (1)  NAME OF REPORTING PERSON:  Joseph E. Saul
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
______________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
______________________________________________________________________________
     (3)  SEC USE ONLY

______________________________________________________________________________
     (4)  SOURCE OF FUNDS**:  PF

______________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
______________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

______________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER: 961,283

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,620,128

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: 961,283

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,550,128
______________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 2,581,411

______________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
______________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 28.39%
______________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **:  IN

______________________________________________________________________________
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                              PAGE 3 OF 22 PAGES

CUSIP No.  127150-30-8
______________________________________________________________________________
     (1)  NAME OF REPORTING PERSON:  Trust f/b/o
                                     Jennifer B. Saul pursuant to
                                     Trust Agreement dated March 28, 1985
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
______________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
______________________________________________________________________________
     (3)  SEC USE ONLY

______________________________________________________________________________
     (4)  SOURCE OF FUNDS**:  00

______________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
______________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

______________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 756,314

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 756,314
______________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 756,314
______________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
______________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 8.32%
______________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **:  00

______________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                             PAGE 4 OF 22 PAGES

CUSIP No.  127150-30-8
______________________________________________________________________________
     (1)  NAME OF REPORTING PERSON:  Trust f/b/o
                                     Kimberly E. Saul pursuant to
                                     Trust Agreement dated March 28, 1985
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
______________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
______________________________________________________________________________
     (3)  SEC USE ONLY

______________________________________________________________________________
     (4)  SOURCE OF FUNDS**:  00

______________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
______________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

______________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 756,314

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 756,314
______________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 756,314
______________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
______________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 8.32%
______________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **:  00

______________________________________________________________________________
                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                            PAGE 5 OF 22 PAGES

CUSIP No.  127150-30-8
______________________________________________________________________________
     (1)  NAME OF REPORTING PERSON: Trust f/b/o
                                    Jennifer Saul pursuant to Trust
                                    Agreement dated December 18, 1984
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
______________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
______________________________________________________________________________
     (3)  SEC USE ONLY

______________________________________________________________________________
     (4)  SOURCE OF FUNDS**:  00

______________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
______________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

______________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 140,530

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 140,530
______________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 140,530
______________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
______________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 1.55%
______________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **:  00

______________________________________________________________________________
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                           PAGE 6 OF 22 PAGES

CUSIP No.  127150-30-8
______________________________________________________________________________
     (1)  NAME OF REPORTING PERSON: Trust f/b/o
                                    Kimberly Saul pursuant to Trust
                                    Agreement dated December 18, 1984
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
______________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
______________________________________________________________________________
     (3)  SEC USE ONLY

______________________________________________________________________________
     (4)  SOURCE OF FUNDS**:  00

______________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
______________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

______________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 140,530

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 140,530
______________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 140,530
______________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
_____________________________________________________________________________)
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 1.55%
______________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **:  00

______________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              PAGE 7 OF 22 PAGES

CUSIP No.  127150-30-8
______________________________________________________________________________
     (1)  NAME OF REPORTING PERSON:
                                    Norma G. Saul
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
______________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
______________________________________________________________________________
     (3)  SEC USE ONLY

______________________________________________________________________________
     (4)  SOURCE OF FUNDS**:  PF

______________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
______________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

______________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER:  642,000

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER:  1,620,128

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER:  642,000

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,620,128
______________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON:  2,262,128
______________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
______________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11):  24.88%
______________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **:  IN

______________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              PAGE 8 OF 22 PAGES

          This statement constitutes Amendment No. 13 to the Schedule 13D dated December 11, 1986, as amended on January 8, 1987, January 21, 1987, April 9, 1987, August 20, 1987, September 30, 1987, January 18, 1989, May 11,
1989, October 24, 1991, February 10, 1993, May 9, 1994, September 15, 1994 and
October 27, 1994, and is filed by Andrew M. Saul, Joseph E. Saul, Norma G. Saul, Trust f/b/o Jennifer B. Saul pursuant to Trust Agreement dated March 28, 1985 (the "85 J. Saul Trust"), Trust f/b/o Kimberly E. Saul pursuant to Trust Agreement dated March 28, 1985 (the "85 K. Saul Trust"), (Trust f/b/o Jennifer Saul pursuant to Trust Agreement dated December 18, 1984 (the "84 J. Saul Trust") and Trust f/b/o Kimberly Saul pursuant to Trust Agreement dated December 18, 1984 (the "84 K. Saul Trust", and together with the 85 J. Saul Trust, the 85 K. Saul Trust and the 84 J. Saul Trust, the "Trusts") (collectively, the "Group Members"), with respect to the common stock, $.01 par value per share, of Cache, Inc., a Florida corporation (as so amended, the "Schedule 13D"). As required by Rule 101(a)(ii) of Regulation S-T, this Amendment No. 13 amends and restates in its entirety the Schedule 13D. The aggregate percentage of shares of Common Stock reported as being owned herein is based upon 9,091,338 shares outstanding, which is the total number of shares of Common Stock outstanding as of May 9, 1997, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 29, 1997. All Common Stock amounts and per share price amounts referred to in this amended and restated Schedule 13D for any period prior to September 15, 1993 have been adjusted to reflect the Company's 1 for 4 reverse stock split of its Common Stock effected on September 15, 1993.

     Item 1.  Security and Issuer
              -------------------

          This statement on Schedule 13D relates to the common stock, $.01 par value (the "Common Stock"), of Cache, Inc., a Florida corporation ("Cache" or the "Company"), with its principal executive offices located at 1460 Broadway, New York, New York 10036.

     Item 2.  Identity and Background
              -----------------------

          (a)-(c) and (f).  This statement on Schedule 13D is filed by Joseph
E. Saul, Andrew M. Saul, Norma G. Saul and the Trusts. Schedule A attached to this statement sets forth information relating to Joseph E. Saul, Andrew M. Saul and Norma G. Saul. Schedule B attached to this statement sets forth information as to the trustees of the Trusts.

          (d)-(e) During the past five years, neither Joseph Saul nor Andrew Saul, Norma Saul or the Trusts or their respective trustees have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                              PAGE 9 OF 22 PAGES

     Item 3.  Source and Amount of Funds
              or Other Consideration
              --------------------------

          The purchase price for the shares of Common Stock purchased by Saul Partners pursuant to the Acquisition Agreement (hereinafter defined) came from its partnership funds. Except as otherwise set forth below in this Item 3,
(i) the purchase price for the shares of Common Stock purchased by each of Joseph Saul, Andrew Saul and Norma Saul came from their respective personal funds, and (ii) the purchase price for the shares of Common Stock purchased by each Trust came from such Trust's trust funds.

          On December 30, 1986, pursuant to the Acquisition Agreement,
Andrew M. Saul and Joseph E. Saul each acquired 606,250 shares of Common Stock from the Company for a purchase price of $1,818,750 ($1.50 per share) and 193,887.50 shares of Common Stock and warrants to purchase 11,250 shares of Common Stock from the Rubinsons for a purchase price of $581,662.50 ($1.50 per share).

          On December 31, 1986, Joseph Saul assigned to each of the 85 J. Saul Trust and the 85 K. Saul Trust, among other things, 240,398.25 shares of Common Stock in exchange for $360,595.37 from each such Trust.

          On January 19, 1987, the holders of the Convertible Loan (Andrew Saul, Joseph Saul, Roy C. Chapman, the 85 K. Saul Trust and the 85 J. Saul Trust) converted its outstanding principal balance ($3,000,000) into 2,000,000 shares of Common Stock (975,000 shares to Andrew Saul, 389,130 shares to Joseph Saul, 50,000 shares to Roy Chapman and 292,935 shares to each of the 85
K. Saul Trust and the 85 J. Saul Trust).

          On March 31, 1987, options (constituting a portion of the First Option) to acquire 810,833.25 and 383,393 shares of Common Stock were exercised by Andrew M. Saul and Joseph E. Saul, respectively. The purchase price payable by Andrew M. Saul and Joseph E. Saul was $1,216,249.80 and $575,089.50, respectively (in each case $1.50 per share) and was paid by the surrender of an equivalent principal amount of the Additional Loan.

          On July 27, 1987, Joseph E. Saul assigned $61,239.38 principal amount of the Additional Loan (and $2,485.41 accrued interest thereon) to each of the 85 J. Saul Trust and 85 K. Saul Trust, and on August 19, 1987 each such Trust exercised a portion of the First Option for 42,483.25 shares of Common Stock and paid the purchase price therefor by surrendering the principal amount (and accrued interest) of the Additional Loan assigned to such Trust by Joseph E. Saul.

          On September 14, 1987, Andrew M. Saul exercised his option to acquire 149,791.75 shares of Common Stock, for the purchase price of $224,687.62 ($1.50 per share), which constituted his remaining option granted by the Company pursuant to the Acquisition Agreement. Also on that date, each of the 85 J. Saul Trust and 85 K. Saul Trust exercised its option to acquire 246,132.75 shares of Common Stock, for the purchase price of $369,199.13

                              PAGE 10 OF 22 PAGES

($1.50 per share), which constituted each of such Trusts' remaining option granted by the Company pursuant to the Acquisition Agreement. The purchase price for the shares of Common Stock purchased by the 85 J. Saul Trust and the 85 K. Saul Trust on September 14, 1987 were loaned to such Trusts by the 84 J. Saul Trust and the 84 K. Saul Trust, respectively. Such loans were payable on September 30, 1992 and bore interest, payable annually, at the rate of 10% per annum.

          On December 30, 1988 Andrew M. Saul transferred 149,791.5 shares of Common Stock to selected trusts. 74,895.75 shares of Common Stock were transferred to the 84 J. Saul Trust and 74,895.75 shares of Common Stock were transferred to the 84 K. Saul Trust. Mr. Saul paid a cash consideration totalling $224,687.26 ($1.50 per share) to the Company on September 14, 1987 for these shares; $112,343.63 was paid by Andrew Saul on behalf of the 84 J. Saul Trust and $112,343.63 was paid by Andrew Saul on behalf of the 84 K. Saul Trust. In each case, the cash payment by Andrew Saul on behalf of the Trust was made by Andrew Saul in cancellation of a debt obligation in the same amount owed by Andrew Saul to such Trust.

          In May 1989, Joseph E. Saul purchased 20,000 shares of Common Stock for investment purposes for an aggregate purchase price (excluding commissions, if any) of $105,000.

          On December 21, 1992, Andrew Saul made a bona fide gift of 25,000 shares of Common Stock to the Andrew and Denise Saul Foundation, of which he is a director. On December 21, 1992, Joseph Saul made a bona fide gift of 37,500 shares of Common Stock to the Joseph and Norma Saul Foundation, of which he and Norma Saul are directors.

          On November 16, 1993, the 85 J. Saul Trust sold 65,635 shares of Common Stock to the 84 J. Saul Trust for an aggregate purchase price of $369,199.23, which purchase price was deemed to repay in full the promissory note dated September 14, 1987 of the 85 J. Saul Trust in favor of the 84 J. Saul Trust. On November 16, 1993, the 85 K. Saul Trust sold 65,635 shares of Common Stock to the 84 K. Saul Trust for an aggregate purchase price of $369,199.23, which purchase price was deemed to repay in full the promissory note dated September 14, 1987 of the 85 K. Saul Trust in favor of the 84 K. Saul Trust.

          On April 28, 1994, Joseph Saul sold 184,332 shares of Common Stock to his daughter, Jane Saul-Berkey, for a sale price of $5.425 per share in a private sale.

          On December 4, 1995, Joseph Saul made a bona fide gift of 70,000 shares of Common Stock to the Joseph and Norma Saul Foundation of which he and Norma Saul are directors. On December 4, 1995, Joseph Saul made a bona fide gift of 44,299 shares of Common Stock to his daughter, Jane Saul-Berkey.

          From December 1995 through July 15, 1997, Joseph E. Saul purchased an aggregate of 125,598 shares of Common Stock for the per share prices set forth on Schedule C hereto. From August 1995 through July 31, 1997, Norma

                              PAGE 11 OF 22 PAGES

Saul purchased an aggregate of 467,000 shares of Common Stock for the per share prices set forth on Schedule C hereto.

     Item 4.  Purpose of Transaction
              ----------------------

          Pursuant to an Acquisition Agreement, dated December 3, 1986, among the Company, Saul Partners (the "Partnership"), Mitchell Rubinson, Edda Rubinson and Marilyn Rubinson (the "Acquisition Agreement"), the Partnership agreed to purchase 1,212,500 shares of Common Stock from Cache and 387,775 shares of Common Stock from the Rubinsons. The Partnership also agreed to loan Cache $3,000,000 at closing (the "Convertible Loan") and agreed to lend up to another $2,500,000 if required for operations (the "Additional Loan"). The Convertible Loan was convertible at the option of the Partnership into shares of Common Stock at the rate of $1.50 per share. The Partnership also would receive options to purchase from Cache 2,008,750 shares of Common Stock (the "First Option") and, upon approval of an amendment to Cache's Articles of Incorporation to increase Cache's authorized Common Stock, an additional 100,000 shares, for a price of $1.50 per share.

          Pursuant to an Assignment and Assumption Agreement dated December 30, 1986 between the Partnership, as assignor, and Andrew M. Saul and Joseph
E. Saul, as assignees, the Partnership assigned to each of Andrew M. Saul and Joseph E. Saul the following:

          (i) the right of the Partnership to purchase 606,250 shares of Common Stock to be purchased from Cache pursuant to the Acquisition Agreement,

          (ii) the rights of the Partnership to purchase 193,875 shares of Common Stock and warrants to purchase 11,250 shares of Common Stock from Mitchell Rubinson, Edda Rubinson and Marilyn Rubinson pursuant to the Acquisition Agreement,

          (iii) the right of the Partnership to purchase 910,625 shares of Common Stock pursuant to the First Option,

          (iv) the right of the Partnership to purchase 50,000 shares of Common Stock pursuant to the additional option; and

          (v) the rights and obligations of the Partnership in respect of $1,460,500 of the Convertible Loan and $1,216,250 of the Additional Loan.

          On December 30, 1986, pursuant to the Acquisition Agreement, Andrew
M. Saul and Joseph E. Saul acquired 1,212,500 shares of Common Stock from the Company and 387,775 shares of Common Stock and warrants to purchase 22,500 shares of Common Stock from Mitchell, Marilyn and Edda Rubinson and loaned the Company $3,000,000 representing the Convertible Loan and $381,250 representing a portion of the Additional Loan. Following such closing in December 1986, new officers and directors were elected to office.


                              PAGE 12 OF 22 PAGES

          Following such purchase of shares of Common Stock from Cache and the Rubinsons, Andrew M. Saul and Joseph E. Saul owned 1,600,250 shares of Common Stock (50.88% of the then outstanding shares). By virtue of their ownership of a majority of the Common Stock, Andrew M. Saul and Joseph E. Saul have the right to elect a majority of Cache's Board of Directors and to take any corporate action requiring the vote of Cache's stockholders, regardless of how the other stockholders of Cache may vote.

          On December 31, 1986 Joseph Saul assigned to each of the 85 J. Saul Trust and the 85 K. Saul Trust the following:

          (i) 240,398.25 shares of Common Stock in exchange for $360,597.37 from each such Trust;

          (ii) options to purchase 288,616 shares of Common Stock pursuant to the First Option under the Acquisition Agreement; and

          (iii) rights and obligations in respect of $439,402.50 of the Convertible Loan, convertible into 292,935 shares of Common Stock.

          On January 14, 1987, the Partnership assigned to Roy Chapman (i) its options to purchase 68,451.25 and 119,048.75 shares of Common Stock pursuant to the First Option and (ii) its rights and obligations in respect of $75,000 of the Convertible Loan (convertible into 50,000 shares of Common Stock) and $67,500 of the Additional Loan. As a result of such assignment, the Partnership ceased to own any shares of Common Stock.

          Each of the Group Members may make further purchases of the Common Stock from time to time and may dispose of shares of the Common Stock held by such Group Member at any time. None of the Group Members has any current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j) of Item 4 of Schedule 13D. Such Group Members may, at any time and from time to time, review or reconsider their position with respect to the Company, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

     Item 5.  Interest in Securities of the Issuer
              ------------------------------------

          Andrew M. Saul may be deemed to own beneficially 2,891,218 shares of Common Stock (31.80%), if all shares owned by him or issuable pursuant to rights owned by him are deemed outstanding (including the shares owned by the Trusts of which Andrew Saul is a trustee, and the shares owned by the Andrew and Denise Saul Foundation (the "A. Saul Foundation"), of which Andrew Saul is a director, but excluding all shares issuable pursuant to rights held by persons other than Andrew Saul, the Trusts of which Andrew Saul is a trustee and the A. Saul Foundation), consisting of (i) 2,585,158 shares of Common Stock owned by Andrew Saul, (ii) 140,530 shares of Common Stock owned by the 85 J. Saul Trust of which Andrew Saul is a trustee, (iii) 140,530 shares of

                              PAGE 13 OF 22 PAGES

Common Stock owned by the 84 K. Saul Trust of which Andrew Saul is a trustee, and (iv) 25,000 shares of Common Stock owned by the A. Saul Foundation of which A. Saul is a director. Andrew Saul, his wife Denise, and Sidney Silberman comprise the Board of Directors of the A. Saul Foundation and Andrew Saul is its President. Andrew Saul, in his capacity as one of the trustees of the trusts referenced in (ii) and (iii) above, may be deemed to have shared voting power and disposition power over the shares of Common Stock owned by such trusts. Andrew Saul, in his capacity as one of the directors of the A. Saul Foundation, may be deemed to have shared voting power and disposition power over the shares held by such foundation. Andrew Saul disclaims beneficial ownership of the shares not directly owned or under rights owned by him.

          Joseph E. Saul may be deemed to own beneficially 2,581,411 shares of Common Stock (28.39%), if all shares owned by him or issuable pursuant to rights owned by him are deemed outstanding (including the shares owned by the Trusts of which Joseph Saul is a trustee, and the shares owned by the Joseph
E. and Norma G. Saul Foundation, Inc. (the "J. Saul Foundation"), of which Joseph Saul is a director, but excluding all shares issuable pursuant to rights held by persons other than Joseph Saul, the Trusts of which Joseph Saul is a trustee and the J. Saul Foundation), consisting of (i) 961,283 shares of Common Stock owned by Joseph Saul, (ii) 756,314 shares of Common Stock owned by the 85 J. Saul Trust of which Joseph Saul is a trustee, (iii) 756,314 shares of Common Stock owned by the 85 K. Saul Trust of which Joseph Saul is a trustee and (iv) 107,500 shares of Common Stock owned by the J. Saul Foundation of which J. Saul is a director. Joseph Saul, his wife Norma, and Sidney Silberman comprise the Board of Directors of the J. Saul Foundation and Joseph Saul is its President. Joseph Saul, in his capacity as one of the trustees of the trusts referenced in (ii) and (iii) above, may be deemed to have shared voting power and disposition power over the shares of Common Stock owned by such trusts. Joseph Saul, in his capacity as one of the directors of the J. Saul Foundation, may be deemed to have shared voting power and disposition power over the shares held by such foundation. Joseph Saul disclaims beneficial ownership of the shares not directly owned or under rights owned by him.

          Norma Saul may be deemed to own beneficially 2,262,128 shares of Common Stock (24.88%) if all shares owned by her or issuable pursuant to rights owned by her are deemed outstanding (including the shares owned by the Trusts of which Norma Saul is a trustee and the shares owned by the J. Saul Foundation, of which Norma Saul is a director, but excluding all shares issuable pursuant to rights held by persons other than Norma Saul, the Trusts of which Norma Saul is a trustee and the J. Saul Foundation, consisting of (i) 642,000 shares of Common Stock owned by Norma Saul, (ii) 756,314 shares of Common Stock owned by the 85 J. Saul Trust of which Norma Saul is a trustee,
(iii) 756,314 shares of Common Stock owned by the 85 K. Saul Trust of which Norma Saul is a trustee, and (iv) 107,500 shares of Common Stock owned by the
J. Saul Foundation of which Norma Saul is a director. Norma Saul, in her capacity as one of the trustees of the trusts referenced in (ii) and (iii) above, may be deemed to have shared voting power and disposition power over the shares of Common Stock owned by such trusts. Norma Saul, in her capacity

                              PAGE 14 OF 22 PAGES
as one of the directors of the J. Saul Foundation, may be deemed to have shared voting power and disposition power over the shares held by such foundation. Norma Saul disclaims beneficial ownership of the shares not directly owned or under rights owned by her.

          The Trust f/b/o Jennifer Saul pursuant to Trust Agreement dated March 28, 1985 may be deemed to beneficially own 756,314 shares of Common Stock (8.32%). The Trust f/b/o Kimberly Saul pursuant to Trust Agreement dated March 28, 1985 may be deemed to beneficially own 756,314 shares of Common Stock (8.32%).

          The Trust f/b/o Jennifer Saul pursuant to Trust Agreement dated December 18, 1984 may be deemed to beneficially own 140,530 shares of Common Stock (1.55%). The Trust f/b/o Kimberly Saul pursuant to Trust Agreement dated December 18, 1984 may be deemed to beneficially own 140,530 shares of Common Stock (1.55%).

          The Group as a whole may be deemed to own beneficially 6,114,629 shares of Common Stock (67.26%).

          The Group Members did not enter into any transactions with respect to the Common Stock during the past sixty (60) days other than those transactions reported on Schedule C to this Schedule 13D.

     Item 6.  Contracts, Arrangements, Understandings
              or Relationships with Respect to
              Securities of the Issuer
              ---------------------------------------

          Except for the Acquisition Agreement and except as otherwise set forth in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Andrew Saul, Joseph Saul, Norma Saul or the Trusts, or between such persons and any person, with respect to any securities of the Company.

          Joseph Saul and Norma Saul are husband and wife. Andrew Saul is the son of Joseph and Norma Saul. Each of Joseph Saul, Andrew Saul and Norma Saul retain sole voting power and power to dispose of the shares of Common Stock owned by such person.

          Andrew Saul, Joseph Saul and the Trusts have agreed, subject in the case of the Trusts to the trustees' fiduciary duties, to vote and dispose of their shares of Common Stock jointly. No written agreement has been entered into.

Item 7.  Material to be Filed as Exhibits
              --------------------------------

          Exhibit 1 - Acquisition Agreement dated December 3, 1986 among Cache, Saul Partners, Mitchell Rubinson, Edda Rubinson and Marilyn Rubinson.


PAGE 15 OF 22 PAGES

          Exhibit 2 - Power of Attorney among the Group Members, dated August 22, 1997.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 22, 1997

/s/ Andrew M. Saul
                              Andrew M. Saul


/s/ Joseph E. Saul
                              Joseph E. Saul


/s/ Norma G. Saul
                              Norma G. Saul


                              TRUST f/b/o JENNIFER B. SAUL pursuant to
                              Trust Agreement dated March 28, 1985


                              By:  /s/ Joseph E. Saul
                                   Joseph E. Saul, Trustee


                              TRUST f/b/o KIMBERLY E. SAUL pursuant to
                              Trust Agreement dated March 28, 1985


                              By:  /s/ Joseph E. Saul
                                   Joseph E. Saul, Trustee


                              TRUST f/b/o JENNIFER B. SAUL pursuant to
                              Trust Agreement dated December 18, 1984


                              By:  /s/ Andrew M. Saul
                                   Andrew M. Saul, Trustee


                              TRUST f/b/o KIMBERLY E. SAUL pursuant to
                              Trust Agreement dated December 18, 1984


                              By:  /s/ Andrew M. Saul
                                   Andrew M. Saul, Trustee

                              PAGE 16 OF 22 PAGES

                                  SCHEDULE A
                                  ----------

          Set forth below are the names, business addresses and principal occupations or employment for each of Joseph Saul, Andrew Saul and Norma Saul. Joseph Saul and Norma Saul are husband and wife. Andrew Saul is the son of Joseph Saul and Norma Saul. Joseph Saul, Andrew Saul and Norma Saul are citizens of the United States.

          Andrew M. Saul                       Chairman of the Board
          630 Fifth Avenue                     of the Company and
          New York, New York  10111            Partner of Saul
                                               Partners, engaged in
                                               investment activities.

          Joseph E. Saul                       Partner of Saul
          630 Fifth Avenue                     Partners, engaged in
          New York, New York 1011              investment activities.

          Norma G. Saul                        Private Investor
          630 Fifth Avenue
          New York, New York  10111






























PAGE 17 OF 22 PAGES

                                  Schedule B
                                  ----------

          Set forth below are the names and business addresses and principal occupations or employment of the trustees of the Trust f/b/o Jennifer B. Saul pursuant to Trust Agreement dated March 28, 1985 and the Trust f/b/o Kimberly
E. Saul pursuant to Trust Agreement dated March 28, 1985. Each of the persons listed below is a citizen of the United States.

          Joseph E. Saul                  Partner of Saul Partners,
          630 Fifth Avenue                engaged in investment
          New York, NY  10111             activities

          Sidney J. Silberman             Partner
          Kaye, Scholer, Fierman,         Kaye, Scholer, Fierman,
            Hays & Handler                  Hays & Handler
          425 Park Avenue                 425 Park Avenue
          New York, NY  10022             New York, NY  10022

          Norma G. Saul                   Private Investor
          630 Fifth Avenue
          New York, NY  10111
          (Wife of Joseph E. Saul)

          Set forth below are the names and business addresses and principal occupations or employment of the trustees of the Trust f/b/o Jennifer B. Saul pursuant to Trust Agreement dated December 18, 1984 and the Trust f/b/o Kimberly E. Saul pursuant to Trust Agreement dated December 18, 1984. Each of the persons listed below is a citizen of the United States.

          Andrew M. Saul                  Chairman of the Board of the
          630 Fifth Avenue                Company and Partner of Saul
          New York, NY  10111             Partners, engaged in investment
                                          activities

          Sidney J. Silberman             Partner
          Kaye, Scholer, Fierman,         Kaye, Scholer, Fierman,
            Hays & Handler                  Hays & Handler
          425 Park Avenue                 425 Park Avenue
          New York, NY  10022             New York, NY  10022

          Denise Saul                     Private Investor
          630 Fifth Avenue
          New York, NY  10111
          (Wife of Andrew M. Saul)







PAGE 18 OF 22 PAGES

                                  Schedule C
                                  ----------


                     NO. OF SHARES PURCHASED               PRICE PER
TRADE DATE                 BY NORMA SAUL                      SHARE
----------           -----------------------               ---------

12/7/95                           200                       3.50
12/8/95                        19,800                       3.4375
12/8/95                        50,000                       3.4375
12/19/95                       10,000                       3.4813
12/20/95                        3,000                       3.4375
12/21/95                        5,000                       3.4375
12/22/95                       14,500                       3.4806
12/28/95                       17,500                       3.4464
12/29/95                       32,000                       3.50
1/3/96                          6,000                       3.50
1/9/96                          5,000                       3.50
1/10/96                         7,000                       3.4375
2/9/96                         37,000                       3.25341
2/12/96                        30,000                       3.3542
2/13/96                        20,000                       3.25
2/14/96                        14,000                       3.125
7/11/96                        16,000                       3.1875
7/18/96                         4,500                       3.125
7/26/96                         3,500                       3.0625
8/1/96                          2,500                       3.0625
8/8/96                          5,000                       3.1875
8/21/96                        40,000                       3.3594
8/23/96                         7,500                       3.3125
9/17/96                        10,000                       3.3125
3/5/97                          7,000                       3.375
7/15/97                        19,300                       3.25
7/21/97                         7,500                       3.25
7/23/97                        20,700                       3.25
7/28/97                        52,500                       3.25
8/12/97                         5,000                       3.125
8/13/97                       145,000                       3.125










PAGE 19 OF 22 PAGES

                     NO. OF SHARES PURCHASED               PRICE PER
TRADE DATE                BY JOSEPH SAUL                     SHARE
----------           -----------------------               ---------

8/8/95                          3,800                      $3.625
8/24/95                        10,000                       3.625
8/28/95                        36,200                       3.625
8/29/95                        20,000                       3.625
10/26/95                        8,500                       3.4816
10/27/95                        2,500                       3.50
11/28/95                       16,500                       3.50
12/6/95                         2,500                       3.50
8/6/96                            700                       3.125
3/4/97                            300                       3.125
6/27/97                         1,000                       3.125
7/15/97                         1,000                       3.125

                     NO. OF SHARES DISPOSED OF
TRADE DATE                BY JOSEPH SAUL
----------           -----------------------               ---------

12/4/95        Gift of 70,000 shares to Foundation
12/4/95        Gift of 44,299 shares to Jane Saul-Berkey




























PAGE 20 OF 22 PAGES

                                                                     Exhibit 2
                                                                     ---------

                              POWER OF ATTORNEY
                              -----------------

          Each of the undersigned hereby constitutes and appoints Andrew M.

Saul his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign this SCHEDULE 13D in respect of Cache, Inc. and any and all amendments thereto, and other documents in connection therewith, with the Securities and Exchange

Commission, granting unto said attorney-in-fact and agent all power and authority to do and perform each and every act requisite and necessary to be done, as fully to all intents and purposes as he, she or it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


          This Power of Attorney may be executed in counterparts.


Dated:  August 22, 1997

                                           /s/ Andrew M. Saul
                                           Andrew M. Saul


                                           /s/ Joseph E. Saul
                                           Joseph E. Saul


                                           /s/ Norma G. Saul
                                           Norma G. Saul






PAGE 21 OF 22 PAGES

                              TRUST f/b/o JENNIFER B. SAUL
                              pursuant to Trust Agreement dated
                              March 28, 1985


                              By:  /s/ Joseph E. Saul
                                   Joseph E. Saul, Trustee


                              TRUST f/b/o KIMBERLY E. SAUL
                              pursuant to Trust Agreement dated
                              March 28, 1985


                              By:  /s/ Joseph E. Saul
                                   Joseph E. Saul, Trustee


                              TRUST f/b/o JENNIFER SAUL
                              pursuant to Trust Agreement dated
                              December 18, 1984


                              By:  /s/ Andrew M. Saul
                                   Andrew M. Saul, Trustee


                              TRUST f/b/o KIMBERLY SAUL
                              pursuant to Trust Agreement dated
                              December 18, 1984


                              By:  /s/ Andrew M. Saul
                                   Andrew M. Saul, Trustee

















PAGE 22 OF 22 PAGES